UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007.

or

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ______________.

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEARS PUERTO RICO SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

SEARS PUERTO RICO SAVINGS PLAN

TABLE OF CONTENTS

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Sears Puerto Rico Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Sears Puerto Rico Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplementary information by fund are the responsibility of the Plan's management. Such supplemental schedule and supplementary information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2008

SEARS PUERTO RICO SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007
(Thousands of dollars)

		Supplementary Information	
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
INVESTMENTS IN MASTER TRUST AT FAIR VALUE (Note 3):			
Investment securities and other	$ 13,726	$ 10,424	$ 3,302
Participant notes receivable	502	502	
Total plan interest in master trust at fair value	14,228	10,926	3,302
RECEIVABLES:			
Employer contribution	327	213	114
Total receivables	327	213	114
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	14,555	11,139	3,416
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	20	20	
NET ASSETS AVAILABLE FOR BENEFITS	$ 14,575	$ 11,159	$ 3,416

See notes to financial statements.

SEARS PUERTO RICO SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006
(Thousands of dollars)

		Supplementary Information	
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
INVESTMENTS IN MASTER TRUST AT FAIR VALUE (Note 3):			
Investment securities and other	$ 15,557	$ 10,381	$ 5,176
Participant notes receivable	443	443	
Total plan interest in master trust at fair value	16,000	10,824	5,176
RECEIVABLES:			
Employer contribution	290	183	107
Total receivables	290	183	107
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	16,290	11,007	5,283
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	48	48	
NET ASSETS AVAILABLE FOR BENEFITS	$ 16,338	$ 11,055	$ 5,283

See notes to financial statements.

SEARS PUERTO RICO SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007
(Thousands of dollars)

		Supplementary Information	
ADDITIONS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
INVESTMENT (LOSS) INCOME IN MASTER TRUST (Note 3):			
Investment (loss) income	$ (1,468)	$ 590	$ (2,058)
Interest on participant notes receivable	43	43	
Total plan interest in master trust investment (loss) income	(1,425)	633	(2,058)
CONTRIBUTIONS:			
Employee	2,547	1,783	764
Employee - rollover	1	1	
Employer - cash	1,214	776	438
Total contributions	3,762	2,560	1,202
Total additions	2,337	3,193	(856)
DEDUCTIONS			
WITHDRAWALS	4,044	2,804	1,240
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	56	39	17
Total deductions	4,100	2,843	1,257
NET (DECREASE) INCREASE	(1,763)	350	(2,113)
FUND TRANSFERS		(246)	246
NET ASSETS AVAILABLE FOR BENEFITS:			
January 1	16,338	11,055	5,283
December 31	$ 14,575	$ 11,159	$ 3,416

See notes to financial statements.

SEARS PUERTO RICO SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Thousands of dollars)

		Supplementary Information	
ADDITIONS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
INVESTMENT INCOME IN MASTER TRUST (Note 3):			
Investment income	$ 2,938	$ 1,102	$ 1,836
Interest on participant notes receivable	26	26	
Total plan interest in master trust investment income	2,964	1,128	1,836
CONTRIBUTIONS:			
Employee	2,747	1,755	992
Employer - cash	1,232	776	456
Total contributions	3,979	2,531	1,448
Total additions	6,943	3,659	3,284
DEDUCTIONS			
WITHDRAWALS	3,866	2,235	1,631
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	75	61	14
Total deductions	3,941	2,296	1,645
NET INCREASE	3,002	1,363	1,639
FUND TRANSFERS		599	(599)
NET ASSETS AVAILABLE FOR BENEFITS:			
January 1	13,336	9,093	4,243
December 31	$ 16,338	$ 11,055	$ 5,283

See notes to financial statements.

SEARS PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

1. DESCRIPTION OF PLAN

History and Purpose - Sears, Roebuck and Co. (the "Company") established the Sears Puerto Rico Savings Plan (the "Plan") by the execution and adoption of a plan document (the "Plan Document"), dated January 1, 2005. The Plan was established as a substitute plan for participants of the Sears 401(k) Savings Plan (now known as the Sears Holdings 401(k) Savings Plan) (the "Sears Plan") who were (are) employees of Sears, Roebuck de Puerto Rico, Inc. and who reside in the Commonwealth of Puerto Rico. The Plan Document has been amended from time to time. The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information.

Plan investments are held for safekeeping and commingled for investment purposes with the participating plans under The Sears Holdings 401(k) Savings Plan Master Trust (the "Master Trust") based on a custodial arrangement between the trustee of this Plan and the trustee of the Master Trust. The other participating plans in the Master Trust currently include the Sears Plan and the Kmart Retirement Savings Plan for Puerto Rico Employees (the "Kmart Puerto Rico Plan").

In March 2005, the Company merged with Kmart Holding Corporation (the "Merger") and became a wholly owned subsidiary of Sears Holdings Corporation ("Holdings"). The Company continues to sponsor the Plan.

Administration - The administration of the Plan's operations is the sole responsibility of the Plan Administrator. Prior to January 1, 2007, the Company had designated itself as the Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective as of January 1, 2007, the Plan was amended to name the Sears Holdings Corporation Administrative Committee as Plan Administrator for all purposes under ERISA. The members of this committee are employees of Sears Holdings Corporation and Sears Holdings Management Corporation.

Banco Popular de Puerto Rico has been appointed and serves as trustee of the Plan. State Street Bank and Trust Company serves as the trustee (the "Master Trustee") for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. CitiStreet, a joint venture of State Street Corporation and Citigroup, serves as the Plan recordkeeper.

The Company, the Administrative Committee, and the Sears Holdings Corporation Investment Committee (also consisting of employees of the Company) are the named fiduciary under the Plan. The Investment Committee has authority relating to the acquisition, retention, and disposition of Plan assets and the appointment, retention, and termination of investment managers. Watson Wyatt Investment Consulting has been appointed to serve as investment advisor. Effective as of January 1, 2007, the Sears Holdings Corporation Investment Committee replaced the prior investment committee.

Certain expenses incurred in connection with the operation of the Plan are paid from Master Trust assets. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Master Trust assets. Compensation to members of the Investment Committee is paid by the applicable employer, not the Plan or Master Trust.

Eligibility - A full-time regular or part-time regular employee of the Company or designated affiliate of the Company working and residing in Puerto Rico is eligible for participation on the first day of the third month following the date of hire.

Participants' Contributions and Investment Options - An eligible employee becomes a participant by electing to make contributions to the Plan and properly completing the enrollment process. Prior to January 1, 2007, participants could contribute up to an aggregate of 20 percent of annual eligible compensation through a combination of pre-tax and after-tax contributions. Effective as of January 1, 2007, participants may contribute up to an aggregate 10 percent of annual eligible compensation through a combination of pre-tax and after-tax contributions. Effective as of January 1, 2007, participants turning age 50 or older during a plan year are eligible to make an additional pre-tax "catch-up" contribution up to the applicable Internal Revenue Service catch-up contribution limit.

Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Holdings Corporation Stock Fund ("Holdings Stock Fund"), which invests principally in Sears Holdings Corporation stock; the Stable Value Fund; the Bond Fund; the S&P 500 Index Fund; the Small-Mid Cap Value Fund; the Small-Mid Cap Growth Fund; the Large Cap Value Fund; the Large Cap Growth Fund; the International Equity Fund; any of five Target Retirement Funds (known prior to May 1, 2007 as Age-Based Lifecycle Funds); and the Self-Managed Brokerage Account (through which a participant may invest in any number of mutual funds, common stock and other investments). Participants are immediately fully vested in their contributions and earnings thereon.

The three Diversified Index Funds - Aggressive, Moderate, and Conservative; Domestic Bond Fund; and Small Cap Equity Fund were eliminated as Plan investment options effective April 1, 2006. On March 31, 2006, balances were automatically transferred to one of the five Age-Based Lifecycle Funds (according to the age of the participant and a projected retirement age of 65), the Bond Fund, and the Small-Mid Value and Growth Equity Funds (on a 50-50 basis), respectively.

The Company has concluded that an error occurred in tracking eligible compensation for participant contribution purposes during the 2005 plan year through June 2006, whereby overtime pay was inadvertently excluded from eligible compensation during this period. In 2008, the Company self-corrected this error by making a corrective nonelective contribution on behalf of each affected participant in the amount of the employee contributions he or she would have been entitled to make (based on his or her adjusted eligible compensation) and any attributable matching contribution, adjusted for investment earnings, subject to the applicable Plan and statutory limits. The corrective distribution included estimated investment return, based on the Department of Labor's interest calculation methodology.

Employer Contributions - Effective with the first payroll period in January 2006, the Company contribution is fixed at 100 percent of a participant's pre-tax contributions up to the first three percent of the participant's eligible compensation and 50 percent of the pre-tax contributions the participant makes on the next two percent of eligible compensation. By an amendment effective April 1, 2006, this matching contribution was extended to after-tax contributions.

The Company matching contribution is made quarterly and is payable in cash or stock, or a combination of both. If in cash, it is invested based on participants' pre-tax contribution elections. If in stock, it is invested in the Holdings Stock Fund. Contributions are available for diversification immediately upon deposit.

To be eligible for the Company matching contribution, a participant must have one year of service and be credited with 1,000 hours of service by that date. Effective January 2005, participants hired prior to

January 1, 2004 become vested in the Company matching contribution upon receipt. Participants hired on or after January 1, 2004 become vested upon completion of three years of service with 1,000 hours of service per year. Effective January 1, 2006, all active participants in the Plan are immediately fully vested in the Company matching contribution (other than the discretionary matching contributions described immediately below) for pay periods beginning on January 1, 2006. The vested status of a participant who terminated employment prior to January 1, 2006, is determined based upon the vesting provisions of the Plan in effect at his or her date of termination.

Beginning in January 2006, a discretionary matching contribution was added to the Plan. Discretionary matching contributions, if any, are subject to a three-year cliff vesting schedule. There were no discretionary matching contributions in 2007 and 2006.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and earnings and losses thereon, and is charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.

Participant Loans - Active participants may borrow from their Plan account up to the lesser of $50,000 or 50% of the vested account balance. Loans are repaid through payroll deductions over any number of months up to five years. The interest rate is the prime rate plus one percent as published on the last day of the month prior to the date the loan is issued.

Withdrawals - Upon termination of employment, a participant is entitled to a complete withdrawal of his or her account balance as of the latest posted valuation preceding the date on which payment is made. Partial in-service withdrawals are permitted in accordance with the withdrawal provisions set forth in the Plan Document and do not terminate participation but are subject to restrictions on participant balances.

Forfeited Accounts - At December 31, 2007 and 2006, forfeited nonvested accounts totaled $603 and $578, respectively. These accounts are used to reinstate previously forfeited balances of rehired employees and reduce future employer contributions. Effective August 1, 2007, these accounts may also be used to offset reasonable expenses of the Plan. For the years ended December 31, 2007 and 2006, employer contributions were reduced by $608 and $0, respectively, from forfeited nonvested accounts.

Termination of Participation - Active participation in the Plan ceases after termination of employment, except any participant terminating with account balances in excess of $1,000 who defers distribution of his or her account balances remains a participant until the participant receives full distribution of his or her account balances.

Termination of the Plan - Although it has not expressed any intent to do so, the Board of Directors of the Company may, at its sole discretion amend, suspend, or terminate the Plan at any time, provided, however, that no amendment, suspension, or termination of the Plan shall have any effect of diverting the assets of the funds to purposes other than the exclusive benefit of participants and their beneficiaries, or the payment of reasonable administrative expenses of the Plan. In the event of the Plan's termination, each participant's account balance will be fully vested. The assets of the Plan shall be distributed to Plan participants on the basis of their respective interests in the Plan, as soon as practicable, to the extent permitted by the Internal Revenue Code.

ERISA - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncement - In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities. The Plan will adopt SFAS No. 157 in 2008 and, although the Plan continues to evaluate the impact the adoption of SFAS No. 157 will have on its financial statements, it does not currently believe adoption will have a material impact on the Plan's net assets available for benefits or its changes in net assets available for benefits.

Master Trust Investment Valuation and Income Recognition - The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. Quoted market prices are used to determine the fair value of the Master Trust's investments. Shares of registered investment companies (mutual funds) and common collective trusts are valued at the net asset value of shares held by the Master Trust at year-end. Participant notes receivable are valued at cost which approximates fair value.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), the statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis and are not affected by the adoption of the FSP.

Investments in the Stable Value Fund are valued at fair value and then adjusted to contract value (investments made, plus interest accrued at the contract rate, less withdrawals and fees) as described above. The Stable Value Fund is invested in three stable value funds that are common collective investment trust funds ("trusts"). The trusts may invest in guaranteed investment contracts, synthetic guaranteed investment contracts, bank investment contracts, other investment contracts, repurchase agreements, other common collective trusts, short-term investment funds or other cash equivalents. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield of the Stable Value Fund for the years ended December 31, 2007 and 2006 was 5.34% and 4.63%, respectively. The crediting interest rate at December 31, 2007 and 2006 was 4.54% and 4.77%, respectively. The crediting interest rate is based on the performance of the underlying portfolio of investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded as earned.

Interfund Transactions - All interfund transactions are made at fair value and are eliminated in combination.

Reclassifications - Certain balances in the prior year financial statements have been reclassified to conform to the presentation adopted in the current year.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2007 and 2006 were $305 and $6,924, respectively.

3. INTEREST IN MASTER TRUST

Certain of the Plan's investment assets are held in a trust account with the Master Trustee and consist of an undivided interest in an investment account of The Sears Holdings 401(k) Savings Plan Master Trust, a master trust established by the Company on January 1, 2005, and administered by the Master Trustee. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Sears Plan, the Kmart Puerto Rico Plan, and the Kmart Retirement Savings Plan for Manteno Distribution Center Union Employees (until its merger with and into the Sears Plan at August 31, 2007) for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Master Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated daily by the Master Trustee to each participating plan based on the relationship of the interest in each plan to the total of the interests of all participating plans.

Net assets of the Master Trust as of December 31, 2007 and 2006 are summarized as follows:

	December 31	
	2007	2006
	(Thousands of dollars)	
Assets:		
Investments at fair value as determined by quoted market price:		
Sears Holdings Corp. common shares	$ 252,336	$ 449,535
Other common and preferred stock	471,328	461,218
Registered investment companies	185,501	221,211
Fixed income securities	180,752	182,589
Options, futures and other	1,512	590
Short-term investments - at cost, which approximates fair value	-	313
Participant-directed brokerage accounts	43,761	47,492
	1,135,190	1,362,948
Investments at estimated fair value:		
Common/collective trusts	2,619,980	2,586,952
Group annuity contracts	169,507	277,535
Collective short-term investment fund	80,596	71,643
	2,870,083	2,936,130
Participant notes receivable	66,310	66,107
Total investments at fair value	4,071,583	4,365,185
Receivables:		
Dividend and interest	4,928	4,677
Currency contract receivables	3,647	4,195
Due from brokers and others	113,519	5,453
Total receivables	122,094	14,325
Cash	1,277	10
Total assets	4,194,954	4,379,520
Liabilities:		
Currency contract payables	3,689	4,180
Due to brokers and others	192,018	75,377
Total liabilities	195,707	79,557
Net assets in Master Trust at fair value	3,999,247	4,299,963
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,365	18,727
Net assets in Master Trust	$ 4,007,612	$ 4,318,690
Plan's interest in Master Trust net assets	$ 14,248	$ 16,048
Plan's percentage interest in Master Trust net assets	0.4%	0.4%

The Plan's interest in Master Trust net assets of $14.2 million and $16.0 million exceeds five percent of the Plan's net assets available for benefits as of December 31, 2007 and 2006, respectively.

The net investment earnings (loss) of the Master Trust for the years ended December 31, 2007 and 2006 are summarized below:

	2007	2006
	(Thousands of dollars)	
Dividend, interest and other income	$ 82,313	$ 70,225
Net (depreciation) appreciation in fair value of investments as determined by quoted market price:		
Sears Holdings Corporation common shares	(166,305)	156,667
Other common and preferred stock	26,007	25,916
Registered investment companies	(18,022)	36,441
Corporate notes and bonds	(5,233)	831
Government-backed and government agency bonds	1,243	982
Government bonds	949	111
Foreign and yankee bonds	(140)	229
Options, futures and other	764	414
Participant-directed brokerage accounts	2,509	4,083
	(158,228)	225,674
Net (depreciation) appreciation in fair value of investments as determined by estimated market price:		
Common/collective trusts	138,477	227,653
Group annuity contracts	6,446	7,372
	144,923	235,025
Net (depreciation) appreciation in fair value of investments	(13,305)	460,699
Investment income of Master Trust	$ 69,008	$ 530,924
Plan's interest in Master Trust investment (loss) income	$ (1,425)	$ 2,964

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Master Trust investments are shares of common/collective trusts managed by State Street Bank and Trust Company ("State Street"). State Street is the Master Trustee as defined by the Plan and, therefore, transactions with State Street qualify as party-in-interest transactions. Fees for State Street investment management services for the collective short-term investment fund are offset against investment income. Fees incurred by the Master Trust for investment management services for the other State Street common/collective trusts were $1.3 million and $1.1 million for the years ended December 31, 2007 and 2006, respectively.

The Master Trust holds shares of common stock of Sears Holdings Corporation, parent of the sponsoring employer. At December 31, 2007 and 2006, the Master Trust held 2,472,672 shares with a cost basis of $271.0 million and 2,676,921 shares with a cost basis of $278.1 million, respectively. Holdings has not paid dividends on its common stock since inception.

5. INCOME TAXES

The Plan was established for employees of Sears, Roebuck de Puerto Rico, Inc. who reside in the Commonwealth of Puerto Rico. The Plan Administrator is in the process of requesting a determination letter from the Department of Treasury of the Commonwealth of Puerto Rico.

The Plan Administrator and the Plan's Benefits Counsel believe that the Plan is designed and intended to qualify under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, and consequently is exempt from local taxes. However, the Plan Administrator has identified certain insignificant errors in the operation of the Plan, which the Plan Administrator is in the process of reviewing to determine the appropriate correction methodology.

6. DERIVATIVE FINANCIAL INSTRUMENTS

Effective April 1, 2006, derivative financial instruments are used by the Master Trust's Bond Fund investment manager as follows:

Foreign Currency Exchange Contracts - The Master Trust enters into forward contracts to purchase and sell foreign currencies in the normal course of its investing activities to manage the currency exposure associated with the Master Trust's foreign equity and fixed income investments. The terms of the contracts generally do not exceed one year. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.

The Master Trust reflects the fair value of all forward contracts as an asset or liability in its statement of net assets. The fair values associated with the foreign currency contracts have been estimated by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the financial statements of the Master Trust, forward contracts to purchase foreign currency are shown as currency contract receivables and forward contracts to sell foreign currency are shown as currency contract payables. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Futures Contracts - The Master Trust enters into futures contracts in the normal course of its investing activities to manage market risk associated with fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2007 and 2006, the Master Trust was a party to futures contracts held for trading purposes for Federal Funds, U.S. Treasury Bonds, U.S. Treasury Notes, Eurobonds, Eurodollars, and Eurocurrency. Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Master Trust, depending on the daily fluctuation in the value of the underlying contracts. A Federal National Mortgage Association discounted note owned and included in the investments of the Master Trust with a value of $1.2 million and $0.3 million at December 31, 2007 and 2006, respectively, was pledged to the counterparties as collateral on the futures contracts.

The Master Trust had futures contracts with notional amounts of $45.6 million and $131.5 million at December 31, 2007 and 2006, respectively. At December 31, 2007, the Master Trust had futures contracts to purchase (sell) Eurodollars, Eurobonds, Eurocurrency, U.S. Treasury Bonds, and U.S. Treasury Notes of $54.0 million, $1.6 million, $0.2 million, ($0.5 million), and ($9.7 million), respectively. At December 31, 2006, the Master Trust had futures contracts to purchase (sell) Eurodollars, Eurobonds, U.S. Treasury Bonds, and U.S. Treasury Notes of $129.1 million, $2.1 million, $1.1 million, and ($0.8 million), respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Master Trust, but are used in the calculation of cash settlements under the contracts.

The fair value of the futures contracts in the Master Trust is $0 at December 31, 2007 and 2006, respectively, as settlements are by cash daily. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

7. OTHER MATTERS

In re: Sears, Roebuck and Co. ERISA Litigation - On and after November 15, 2002, several actions were filed in the United States District Court for the Northern District of Illinois ("Court") against Sears, Roebuck and Co. ("Sears"), certain officers and directors, and alleged fiduciaries of the Sears 401(k) Savings Plan (now known as the Sears Holdings 401(k) Savings Plan) (the "Sears Plan"), seeking damages and equitable relief under ERISA. The plaintiffs purported to represent participants in the Sears Plan, and alleged breaches of fiduciary duties under ERISA in connection with the Plan's investment in Sears' common shares and alleged communications made to Plan participants regarding Sears' financial condition. Pursuant to an agreement dated February 13, 2007, defendants agreed to settle the matter. On June 26, 2007, the Court approved the settlement of this matter ("Sears ERISA Settlement"). In accordance with the plan of allocation, the Plan Administrator then calculated each class member's portion of the settlement and, as of October 27, 2007, the Authorized Administrator (State Street Bank and Trust Company and CitiStreet, LLC) completed the process of distributing each class member's portion of the $14.5 million settlement, net of approved administrative fees and an adjustment for interest earned, to their individual accounts. The settlement proceeds are reported by the Master Trust as Other Income. The Plan Administrator also sent explanatory distribution notices to each class member who received an award.

This Plan was created January 1, 2005, and the Puerto Rico associates who were participants in the Sears Plan were transferred from the Sears Plan to this Plan as of that date. To the extent they are members of the class under the Sears ERISA Settlement, participants of this Plan also received an allocation from the Sears ERISA Settlement.

In re: Sears, Roebuck and Co., et al. Securities Litigation - On and after October 18, 2002, several actions were filed in the United States District Court for the Northern District of Illinois ("Court") against Sears, Roebuck and Co. ("Sears") and certain officers alleging that certain public announcements by Sears concerning its credit card business violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Court consolidated the actions and certified the consolidated action as a class action. The parties entered into a settlement agreement ("Sears Securities Settlement") that was signed by the Court on January 8, 2007 and entered January 10, 2007. As a purchaser of Sears securities from October 24, 2001 through October 17, 2002, the Plan fit the description of a class member. The Company engaged an independent fiduciary to act on behalf of the Plan, which independent fiduciary filed a claim under the Sears Securities Settlement on behalf of all affected Plan participants. In accordance with the plan of allocation, the Claims Administrator (i.e., The Garden City Group, as appointed under the settlement agreement) calculated the allocation of the settlement attributable to each Plan participant which amount was deposited with the Trustee on January 9, 2008, in an account through which funds are cleared to the Master Trust and Plan. After an offset of reasonable administrative expenses (consistent with ERISA) and an adjustment for interest earned, the Plan Administrator will reallocate the settlement amounts to each class member. The Plan Administrator will also send explanatory distribution notices to each class member who receives an award.

This Plan was created January 1, 2005, and the Puerto Rico associates who were participants in the Sears Plan transferred from the Sears Plan to this Plan as of that date. To the extent they are members of the class under the Sears Securities Settlement, participants of this Plan will also receive an allocation from the Sears Securities Settlement.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	December 31 2007		December 31 2006	
	(Thousands of dollars)			
Net assets available for benefits per the financial statements	$	14,575	$	16,338
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		(20)		(48)
Net assets available for benefits at fair value per Form 5500	$	14,555	$	16,290

The following is a reconciliation of the (decrease) increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2007 and 2006:

	2007		2006	
	(Thousands of dollars)			
Net (decrease) increase in net assets available for benefits per the financial statements	$	(1,763)	$	3,002
Adjustment from contract value to fair value for fully benefit-responsive investment contracts :				
Current year		(20)		(48)
Prior year reversal		48		
Net (loss) income per Form 5500	$	(1,735)	$	2,954

* * * * * *

APPENDIX A

Schedule of Assets (Held at End of Year)

SEARS PUERTO RICO SAVINGS PLAN

APPENDIX A

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2007

Identity of Issuer, Borrower, or Similar Party	Description of Investment	Current Value
* **PARTICIPANT LOANS**	Participant loans earning interest from 6.25% to 9.25%, maturing from 2008 - 2012	$ 501,764

This schedule does not include all the Plan's investments in the Sears Holdings 401(k) Savings Plan Master Trust

Note: Cost information is not required for participant-directed investments and is, therefore, not included.

* Sponsored by a party-in-interest.

Exhibits.

An Exhibit Index has been filed as part of this Report on Page E-1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SEARS PUERTO RICO SAVINGS PLAN

By: Sears Holdings Corporation Administrative Committee, Plan Administrator

By: Karl J. Koenig

Karl J. Koenig
Member of Administrative Committee and
Vice President, Compensation and Benefits,
of Sears Holdings Corporation

Date: June 27, 2008

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-141713 of Sears Holdings Corporation on Form S-8 of our report dated June 26, 2008, relating to the financial statements and supplemental schedule of Sears Puerto Rico Savings Plan (the "Plan") appearing in this Annual Report on Form 11-K of the Plan for the year ended December 31, 2007.

Deloitte & Touche LLP

Chicago, Illinois
June 26, 2008

END